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New York, NY 10019-6099
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Fax: 212 728 8111

April 4, 2011

VIA EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 31 to the Registration Statement Filed on January 20, 2011

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Eskildsen:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on March 2, 2011.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for the Aberdeen Asia-Pacific Smaller Companies Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                    Please delete the first sentence of footnote 2 to the Fund’s fee and expense table, which states how the Fund is a series of the Registrant and is advised by Aberdeen Asset Management, Inc.

Response:                                        The above-referenced sentence has been deleted.

Comment No. 2:                                    Please explain supplementally why the Fund considers companies that have market capitalizations of up to $5 billion to be “Smaller Companies.”

Response:                                        The Registrant believes that it is appropriate and reasonable to define “Smaller Companies” as companies that have market capitalizations below $5 billion based on its analysis of the range of capitalizations of companies in the Asia-Pacific region.  Specifically, the Registrant notes that

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

the unadjusted range of market capitalizations of companies in the MSCI Asia Pacific ex Japan Small Cap Index, which is a “small-cap” index, was $49 million to $5.1 billion as of February 11, 2011.  While the Registrant is not a “small-cap” fund and does not state that it invests primarily in “small-cap” companies, the Registrant believes that such market cap range supports its definition of “Smaller Companies.”

Comment No. 3:                                    Please explain supplementally why the factors set out in the first, second and fourth bulletpoints of the second paragraph in the “Principal Strategies” section would subject the particular company to the economic risks and fortunes of the Asia-Pacific region.

Response:                                        The Registrants believes that each of such factors is a general indicator that a company is tied economically to the Asia-Pacific region, and thus to the economic risks and fortunes of the region.  Further, in the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.

Comment No. 4:                                    The term “preponderance” is used in the fourth bulletpoint of the second paragraph in the “Principal Strategies” section.  Please explain the meaning of such term and whether such term is plain English.

Response:                                        The Registrant believes that the term “preponderance” is a commonly used word, generally understood to mean the quality or state of being superior in weight, power, importance or strength.  For this reason, the Registrant believes the term “preponderance” is plain English.

Comment No. 5:                                    Please explain why it is appropriate to include derivatives for purposes of the Fund’s 80% policy.  Please also explain how derivatives will be calculated for purposes of the 80% policy.

Response:                                        Footnote 13 to the adopting release for Rule 35d-1 explains that the proposed rule would have required a fund with a name suggesting the fund focuses its investments in a particular type of security to invest at least 80% of its assets in such type of security.  The Staff specifically modified the final rule to state that a fund with a name suggesting that the fund focuses investments in a particular type of investment invest at least 80% of its assets in the indicated investments.  The Staff explained that this was done to permit, in appropriate circumstances, the fund to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in the basket.

The Fund does not have a present intention of using derivatives or synthetics in connection with its principal investment strategies. However, it has retained the authority to invest in derivatives.  Accordingly, should the Fund utilize derivatives that have economic characteristics similar to securities that would otherwise fall within the Fund’s 80% policy, it would be appropriate to include these when calculating the 80% basket.  In such instances, the Fund would use the notional value of the instrument for purposes of the calculation.

Comment No. 6:                                    Please consider whether the investments identified in the last paragraph of the “Principal Strategies” section are principal investments of the Fund.  If not, please consider removing from the summary section.

Response:                                        The investments identified in the above-referenced paragraph are not principal investments.  Accordingly, the Registrant has deleted this paragraph.  The Registrant notes that it retains the flexibility to invest in such types of investments, as disclosed later in the prospectus.

Comment No. 7:                                    Please delete the first sentence of the “Portfolio Managers” section of the summary, as it is not required or permitted by Form N-1A.

Response:                                        The Registrant respectfully declines this comment. The Aberdeen Funds are managed using a team-based approach, which includes more individuals than the individuals listed.  The Registrant has limited the disclosure to the individuals primarily responsible for day-to-day management pursuant to instruction 2. of Item 5(b) of Form N-1A; however, the Registrant believes that it is important for shareholders to understand that the portfolio management team is larger than the individuals disclosed.

Comment No. 8:                                    In the table under the “Portfolio Managers” section of the summary, please indicate the length of service each portfolio manager has on behalf of the Fund, and not with the Adviser.

Response:                                        The Registrant believes that its disclosure of the length of service of each portfolio manager with the Adviser is permitted by Item 5 of Form N-1A, which does not specify that the length of service presented must be the length of service each portfolio manager has with the Fund as opposed to the Adviser.  The Registrant also believes that disclosure of the length of service of each portfolio manager with the Adviser is more useful to investors than the portfolio manager’s length of service with the Fund.

Comment No. 9:                                    Please ensure that the “Additional Information about Investments, Investment Techniques and Risks” complies with Items 9(a), (b) and (c) of Form N-1A.

Response:                                        The Registrant believes that the disclosure in the above-referenced section complies with the relevant items of Form N-1A.  The Registrant notes that certain of the information required by Items 9(a), (b) and (c) appears in the summary section, and further notes that General Instruction C.3.(a) to Form N-1A states that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

Comment No. 10:                              The prospectus includes a statement in the first bulletpoint on page 22 regarding the ability to reprocess transactions and recover/distribute amounts in the event of an adjusted NAV.  Please represent that such statement is consistent with Rules 2a-4 and 22c-1 under the 1940 Act and describe the circumstances under which these events would occur.

Response:                                        The above-referenced disclosure has been deleted.

Comment No. 11:                              Please add the phrase “During Past Five Years” to the last column of the director table in the SAI.

Response:                                        The requested disclosure has been added.

Comment No. 12:                              Appendix A to the SAI states that a portfolio manager’s year-end discretionary cash bonus will be based on, among other things, the performance of the Fund.  Please add specificity as to how such performance is measured, as required by Item 21 of Form N-1A.

Response:                                        The Registrant has confirmed that each portfolio manager’s year-end discretionary cash bonus is not, in fact, based on the performance of the Fund, but rather on the performance of the portfolio manager (i.e., his or her contribution to the overall success of Aberdeen).  Accordingly, the disclosure has been revised to state that the year-end discretionary cash bonus is based on, among other things, the performance of the respective portfolio manager.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 James J. O’Connor, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP